

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2014

<u>Via E-Mail</u>
Roy G. Warren
Chief Executive Officer
Attitude Drinks Incorporated
712 U.S. Highway 1, Suite 200
North Palm Beach, FL 33408

      Re: Attitude Drinks Incorporated
             Amendment No. 1 to Form 10-K for the
             Fiscal Year Ended March 31, 2013
             Filed January 30, 2014
             File No. 000-52904

Dear Mr. Warren:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 31, 2013</u>

<u>Report of Independent Public Accounting Firm, page F-3</u>

1. We note that the July 9, 2013 date of the audit report issued by Meeks International, LLC appears to be inconsistent with the audit opinion report date of July 9, 2012 on page F-3 for the Form 10-K originally filed on July 15, 2013. Please clarify or revise.

Notes to Consolidated Financial Statements

Note 6 – Convertible Notes Payable, page F-15

2. We note from your disclosure that the embedded derivatives will be bundled and valued as a single, compound embedded derivative, bifurcated from the debt host and treated as a liability. This disclosure appears to be inconsistent with the disclosure beginning on page F-14 of the original Form 10-K for the year ended March 31, 2013 which states that you chose to value the entire hybrid instruments at fair value under the fair value option per the guidance in FASB ASC 815. Please clarify or revise. Please note your discussion should cite the current authoritative literature you utilized to support your accounting treatment. We may have further comments based on your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining